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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Carmike Cinemas, Inc.
(Name of Issuer)
Common Stock, par value $0.03 per share
(Title of Class of Securities)
143436400
(Cusip Number)
Erin Ross Watershed Asset Management, L.L.C. One Maritime Plaza, Suite 1525 San Francisco, California 94111 (415) 391-8900
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
August 14, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 13 Pages

13D

CUSIP No. 143436400

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Watershed Capital Partners, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 640,585 Shares, which is 4.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 109,715
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 109,715
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,715
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 13 Pages

13D

CUSIP No. 143436400

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Watershed Capital Institutional Partners, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 640,585 Shares, which is 4.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 358,400
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 358,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 358,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 13 Pages

13D

CUSIP No. 143436400

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Watershed Asset Management, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 640,585 Shares, which is 4.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 640,585
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 640,585
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 640,585
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 4 of 13 Pages

13D

CUSIP No. 143436400

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WS Partners, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 640,585 Shares, which is 4.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 468,115
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 468,115
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 468,115
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 5 of 13 Pages

13D

CUSIP No. 143436400

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Meridee A. Moore
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 640,585 Shares, which is 4.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by her on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 640,585
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 640,585
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 640,585
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 6 of 13 Pages

This Amendment No. 5 to Schedule 13D amends the Schedule 13D initially filed on August 8, 2005 (together with all prior and current amendments thereto, the “Schedule 13D”).

Item 5. Interest In Securities Of The Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a)	The Partnerships

(a),(b)

The information set forth in Rows 7 through 13 of the cover page hereto for each Partnership is incorporated herein by reference for each such Partnership. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 12,829,481 Shares outstanding as of August 1, 2008, as reported by the Company in its Quarterly Report on Form 10-Q for the period ended June 30, 2008, filed with the Securities and Exchange Commission on August 11, 2008.

(c)

The trade dates, number of Shares sold and the price per Share (including commissions) for all sales of the Shares by the Partnerships in the past 60 days are set forth on Schedules A-B hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

(d)

The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Partnerships as reported herein. The Management Company, as the investment adviser to the Partnerships, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Partnerships as reported herein. The Individual Reporting Person is the Senior Managing Member of the General Partner and the Management Company.

(e)

As of August 25, 2008, the Partnerships beneficially own in aggregate 4.99% of the Shares, and are therefore no longer the beneficial owners of over 5% of the Shares.  The discrepancy between the aggregate percentage ownership numbers listed on row 13 of the cover pages for certain Reporting Persons, which amount to 5.0%, and 4.99% is a result of rounding.

(b)	The Management Company

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Management Company is incorporated herein by reference.

(c)

The trade dates, number of Shares sold and the price per Share (including commissions) for all sales of the Shares by the Management Company on behalf of Watershed Offshore in the past 60 days are set forth on Schedule C hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

Page 7 of 13 Pages

For information regarding transactions by the Management Company on behalf of the Partnerships, see Item 5(a) above.

(d)

The Management Company, as the investment adviser to Watershed Offshore and the Partnerships, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by such entities as reported herein. The Individual Reporting Person is the Senior Managing Member of the Management Company.

(e)

As of August 25, 2008, the Management Company beneficially owns in aggregate 4.99% of the Shares, and is therefore no longer the beneficial owner of over 5% of the Shares.  The discrepancy between the aggregate percentage ownership numbers listed on row 13 of the cover pages for certain Reporting Persons, which amount to 5.0%, and 4.99% is a result of rounding.

(c)	The Individual Reporting Person

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Individual Reporting Person is incorporated herein by reference for the Individual Reporting Person.

(c)	None.

(d)

The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Partnerships as reported herein. The Management Company, as the investment adviser to Watershed Offshore and the Partnerships, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all the Shares held by such entities as reported herein. The Individual Reporting Person is the Senior Managing Member of the General Partner and the Management Company.

(e)

As of August 25, 2008, the Individual Reporting Person beneficially owns in aggregate 4.99% of the Shares, and is therefore no longer the beneficial owner of over 5% of the Shares.  The discrepancy between the aggregate percentage ownership numbers listed on row 13 of the cover pages for certain Reporting Persons, which amount to 5.0%, and 4.99% is a result of rounding.

The Shares reported hereby for the Partnerships are owned directly by the Partnerships and those reported by the Management Company on behalf of Watershed Offshore are owned directly by Watershed Offshore. The General Partner, as general partner to the Partnerships, may be deemed to be the beneficial owner of all such Shares owned by the Partnerships. The Management Company, as investment adviser to Watershed Offshore and the Partnerships, may be deemed to be the beneficial owner of all such Shares owned by Watershed Offshore and the Partnerships, respectively. The Individual Reporting Person, as the Senior Managing Member of both the General Partner and the Management Company, may be deemed to be the beneficial owner of all such Shares owned by the Partnerships and Watershed Offshore. Each of the Management Company, the General

Page 8 of 13 Pages

Partner and the Individual Reporting Person hereby disclaims any beneficial ownership of any such Shares.

Page 9 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2008

    /s/ Meridee A. Moore

WS PARTNERS, L.L.C.,

On its own behalf and

as the General Partner of

WATERSHED CAPITAL PARTNERS, L.P. and

WATERSHED CAPITAL INSTITUTIONAL PARTNERS, L.P.,

By Meridee A. Moore,

Senior Managing Member

    /s/ Meridee A. Moore

WATERSHED ASSET MANAGEMENT, L.L.C.

By Meridee A. Moore,

Senior Managing Member

    /s/ Meridee A. Moore

Meridee A. Moore

Page 10 of 13 Pages

SCHEDULE A

WATERSHED CAPITAL PARTNERS, L.P.

TRADE DATE	NO. OF SHARES SOLD	PRICE PER SHARE ($)
8/12/08	8,500	6.51
8/13/08	11,700	6.15
8/14/08	5,700	6.25
8/19/08	4,100	6.15
8/20/08	4,700	6.08
8/21/08	3,000	6.03
8/22/08	4,000	6.02
8/25/08	800	5.88

Page 11 of 13 Pages

SCHEDULE B

WATERSHED CAPITAL INSTITUTIONAL PARTNERS, L.P.

TRADE DATE	NO. OF SHARES SOLD	PRICE PER SHARE ($)
8/12/08	21,800	6.51
8/13/08	29,900	6.15
8/14/08	14,200	6.25
8/19/08	10,500	6.15
8/20/08	12,200	6.08
8/21/08	7,700	6.03
8/22/08	10,400	6.02
8/25/08	2,000	5.88

Page 12 of 13 Pages

SCHEDULE C

WATERSHED ASSET MANAGEMENT, L.L.C.

The transactions listed below were effected solely on behalf of Watershed Offshore. For transactions on behalf of Watershed Capital Partners, L.P. and Watershed Capital Institutional Partners, L.P., see Schedules A and B, respectively.

TRADE DATE	NO. OF SHARES SOLD	PRICE PER SHARE ($)
8/12/08	12,300	6.51
8/13/08	16,900	6.15
8/14/08	8,000	6.25
8/19/08	5,900	6.15
8/20/08	6,900	6.08
8/21/08	4,300	6.03
8/22/08	5,900	6.02
8/25/08	1,200	5.88

Page 13 of 13 Pages